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                                                                       EXHIBIT 4

BENNETT MANAGEMENT CORPORATION
2 STAMFORD PLAZA - SUITE 1501
281 TRESSER BOULEVARD
STAMFORD, CT  06901
TELEPHONE:  (203) 353-3101
FAX:  (203) 353-3113



June 2, 2006

To:      Board of Directors
         Kaiser Group Holdings, Inc.

c/o      Mr. Douglas W. McMinn,
         Chief Executive Officer
         Kaiser Group Holdings, Inc.
         9300 Lee Highway
         Fairfax,  VA  22031

Gentlemen:

I have previously written on behalf of Bennett Management Corporation ("Bennett") to register our strong objections regarding the recent announcement by Kaiser Group Holdings, Inc. ("Kaiser") that it may seek "potential acquisition opportunities". Converting Kaiser into some kind of publicly-held buy-out or venture capital fund is a likely destroyer of shareholder value and should not be pursued.

I have also written to you, based on a conversation with Michael Tennenbaum, and asked three direct questions of the Board. They were:

      - whether the directors of Kaiser have delegated or otherwise ceded control over the company's strategic direction to Mr. Tennenbaum;

      - whether a decision has in fact been made to begin investing in other businesses; and

      - if and when a decision has been taken to fundamentally change Kaiser's strategic direction, what the board plans to do to ensure that the shareholders who do not subscribe to this change receive fair value for their shares.

Through Doug McMinn's letter of May 18th, you have informed me that it was not possible to "comment on communications between shareholders". Your response does not answer any of my three direct questions, and you are clearly capable of answering all three. I would appreciate, as I am sure all shareholders would, answers to these questions.
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In the Board's directive to management of April 21st to explore proactively potential acquisition opportunities, you specifically want to identify possibilities "that could take advantage of the Company's [Kaiser's] structure as a public company." Given the accepted wisdom that compliance with Sarbanes-Oxley provision for small companies is financially onerous, it is difficult to imagine what advantage there is in staying public.

Indeed, in your 10-Q filing of May 12th, it is noted that the Board has twice (on March 31, 2005 and June 20, 2005) unanimously approved a 1-for-20 reverse split, which would have the effect of deregistering the company, and terminating its reporting requirements. If it is your unanimous decision to take such an action, and it will save shareholders' money, please follow the necessary steps to carry it out.

Of course, as you know, such an act would require you to value the company and make a cash payment to those shareholders left with partial or de minimis share holdings.

If you are going to do that, and you have in effect voted unanimously to do just that, then you might as well do what Bennett Management has suggested: Form an independent committee, value the company, and then make a cash tender to all shareholders.

Given that the value of Kaiser is in all likelihood in excess of $40 per share, you would be doing a great service to all shareholders. As I write, the current market quote is $34.50/share, implying a great dissatisfaction with Company's announcement in the 8-K to use Kaiser cash to make acquisitions.

Sincerely,

/s/  John V. Koerber
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John V. Koerber
Managing Director,
Bennett Management Corporation